                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                                VECTOR GROUP LTD.
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                   112525-10-0
                                 (CUSIP Number)

     Michael D. Weiner, Esq.                       Louis Vitali, Esq.
      Apollo Advisors, L.P.            Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1999 Avenue of the Stars, Suite 1900              590 Madison Avenue
  Los Angeles, California  90067               New York, New York  10022
        (310) 201-4100                                (212) 872-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 5 Pages
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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                          Page 2 of 5 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  AIF II, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [X]
                                                b.       [_]

3        SEC Use Only
4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                      0*
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0*
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0*
    With
                            10            Shared Dispositive Power
                                               0*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     [_]

13       Percent of Class Represented By Amount in Row (11)
                                       0%*

14       Type of Reporting Person*
                  PN

------------------------
*See Item 5.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                          Page 3 of 5 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  Lion Advisors, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                c.       [X]
                                                d.       [_]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
Number of                                      40,240 shares of Common Stock
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     40,240 shares of Common Stock
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            40,240 shares of Common Stock

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     [_]

13       Percent of Class Represented By Amount in Row (11)
                                      0.2%
14       Type of Reporting Person*
                  PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                          Page 4 of 5 Pages


          This Amendment No. 4 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of AIF II, L.P. ("AIF II") and Lion Advisors, L.P. ("Lion Advisors" and together with AIF II, the "Reporting Persons") originally filed on March 27, 1998, as amended on September 30, 1999, July 12, 2000 and September 12, 2000, with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $0.10 per share, of Vector Group Ltd. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

          Responses to each item below are incorporated by reference into each other item, as applicable.

Item 5.   Interest in Securities of the Issuer.

          Concurrent with the filing of this Amendment to Schedule 13D, AIF II has effectuated a distribution "in-kind" to its partners (the "Distribution") of shares (the "Shares") of Common Stock and warrants (the "Warrants") to purchase shares of Common Stock (at an adjusted exercise price of approximately $4.53 per share) of the Issuer that were previously reported on Schedule 13D as having been beneficially owned by AIF II. As a result of the Distribution, each Reporting Person beneficially owns less than 5% of the issued and outstanding Common Stock of the Issuer.

          Following the Distribution, Apollo Advisors, L.P., the managing general partner of AIF II and an affiliate of Lion Advisors ("Apollo Advisors"), will beneficially own an aggregate of 304,696 shares of Common Stock plus Warrants to purchase up to an aggregate of 284,985 shares of Common Stock, representing approximately 2.3% in the aggregate of the issued and outstanding shares of Common Stock (assuming exercise in full of the Warrants distributed to Apollo Advisors), based on the Issuer having issued and outstanding 25,667,018 shares of Common Stock on March 23, 2001 (based on the Issuer's most recent Annual Report on Form 10-K (the "10-K")). Apollo Advisors has sole voting and dispositive power with respect to such shares.

          Lion Advisors beneficially owns, and has sole voting and dispositive power with respect to, an aggregate of 40,240 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock (assuming exercise in full of warrants to acquire Common Stock), based on the Issuer having issued and outstanding 25,667,018 shares of Common Stock on March 23, 2001 (based on the 10-K).

          On April 30, 2001, Lion Advisors sold in the ordinary course in open market transactions an aggregate of 43,045 shares of Common Stock at an average price of approximately $36 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Issuer has agreed to supplement a "shelf" registration statement as previously filed by the Issuer with the Securities and Exchange Commission by listing the persons to whom the Shares and Warrants have been distributed pursuant to the Distribution as selling stockholders under such registration statement. Although there are no agreements respecting sales of Shares or Warrants included in the Distribution, including the shares of Common Stock issuable upon exercise of the Warrants, it is expected that sales of such securities will occur from time to time by the holders thereof.

                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                          Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2001

                        AIF II, L.P.

                        By: Apollo Advisors, L.P., its General Partner

                        By: Apollo Capital Management, Inc., its General Partner

                        By:   /S/ MICHAEL D. WEINER
                              --------------------------------------
                             Name: Michael D. Weiner
                              Title: Vice President


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2001

                         LION ADVISORS, L.P.

                         By: Lion Capital Management, Inc., its General Partner

                         By: /S/ MICHAEL D. WEINER
                             --------------------------------------
                             Name: Michael D. Weiner
                              Title: Vice President